Exhibit 3.53

BYLAWS

OF

RUBY TUESDAY OF RUSSELLVILLE, INC.

ARTICLE I

MEMBERSHIP

1. All persons who hold a membership in Ruby Tuesday of Russellville, Inc. in good standing, shall be entitled to one vote in person upon all matters properly before a membership meeting including the election of Directors. The records of the club shall be conclusive as to the right of any person to vote as a member. Each vote by a member of the club shall be equal in weight to that of any other voting member of the club and voting by proxy shall not be allowed.

2. No action taken at any meeting of the membership of the club shall be valid unless pursuant to reasonable notice mailed by first class mail to each member of the club notifying said member of the date, time and location of the meeting and the subject or subjects to be considered at such meeting. No subject shall be considered at any meeting which is not included in such notice. In addition, such notice shall be posted for a reasonable time prior to the meeting at a location on the premises conspicuous to the member using said premises.

3. No person shall be considered a member of the club unless such person has made application therefor and been elected to membership as provided herein. No person shall be admitted to membership in the club who is not above the age of twenty-one (21)

years and willing to be bound by the by-laws, rules and regulations of the nonprofit corporation, its officers and committees. Membership dues shall be $5.00 per year or as otherwise established by vote of the Board of Directors.

4. The club shall have a membership committee composed of three members of the club who shall have the authority to approve or reject membership applications and terminate existing memberships. When considering a membership application or termination of membership, the membership committee shall keep written minutes showing the meeting date, the names of all committee members present, the name of any person admitted to membership, and the name of any person whose membership was terminated. No minutes shall be required of any discussion or action regarding a membership application which is denied.

5. All members, other than charter members, shall be approved as required by these regulations by a unanimous vote of the members of the membership committee.

6. Members of the club shall forfeit their membership in the event of default or delinquency in the payment of any bills by the Board of Directors. Also, members of the club may be expelled after a hearing for any reason deemed sufficient by the Board of Directors or membership committee by a majority vote at any regular meeting or any special meeting called for that purpose. Expulsion shall be effective upon adjournment of the meeting at which voted and the President shall immediately notify the expelled member of the action taken.

7. The death of a member shall terminate the membership of such deceased member but the unmarried spouse of a deceased member shall continue to enjoy the privileges of club membership by payment of dues.

8. Loss of membership by death or otherwise shall terminate all rights Or interests of such member in the corporation assets or privileges.

ARTICLE II

MEETINGS OF MEMBERS

1. The annual meeting of the members of the corporation shall be held at the times and places fixed by the Board of Directors and designated in the notice of such meeting. At such annual meeting, the members shall elect the members of the Board of Directors.

2. Special meetings of the members may be called by the President or by direction of the Board of Directors at any time upon written notice to the membership.

3. The number of members present at a duly constituted meeting plus those present at a special meeting shall constitute a quorum. A majority of such quorum shall decide any question that may come before the meeting.

4. A member may vote at any meeting only by being present in person.

5. In the elect ion of Directors, each member shall be entitled to cast votes equal to the number of Di rectors to be elected. Directors shall be elected at the annual meeting of the members. In all other matters to be determined at a membership meeting, the members shall be entitled to cast one vote each.

ARTICLE III

BOARD OF DIRECTORS

1. The business and property of the corporation shall be managed by a board of three (3) persons, all of whom shall be members of Ruby Tuesday of Russellville, Inc. Each director shall be elected for a term of office not less than one (1) year nor more than six (6) years.

2. The regular meeting of the Board of Directors shall be held at such time and place as determined by the members thereof.

3. Special meetings of the Board of Directors may be called at any time by the President or by any three members of the Board, or may be held at any time and place without notice by written consent of all the members or by the presence of all members at such meetings.

4. A quorum at any meeting shall consist of a majority of the membership of the Board.

5. Officers of the corporation shall be elected by the Board of Directors at their first meeting after the election of the directors. If any office becomes vacant during the year, the Board of Directors shall fill the same of the unexpired term. The Board of Directors shall fix or authorize the compensation of all employees or officers of the corporation.

ARTICLE IV

OFFICERS

1. The officers of the corporation shall consist of a president, a vice-president, a secretary and a treasurer who shall be elected for one year and shall hold office until their successors are elected and qualified. The positions of secretary and treasurer may be united in one person. An assistant secretary and an assistant treasurer may also be named if the Board of Directors so desire.

2. The officers of the corporation shall be elected by the Board of Directors and the officers, agents and employees of the corporation shall have such duties and authorities as may be conferred upon them from time to time by the Board of Directors.

3. All officers shall serve without compensation for their performance of duties as officers but may receive compensation for goods or services otherwise furnished or rendered the corporation.

ARTICLE V

DUTIES OF OFFICERS

1. The president shall preside at all meetings of the directors and of the corporate members, shall be chief executive officer of the corporation and shall faithfully carry out the policies and directions of the Board of Directors.

2. The vice-president shall perform the duties and have the powers of the president in his absence or at his direction.

3. The secretary shall perform the duties of the president and vice-president in the absence of both; he shall faithfully record and preserve the records of the corporation, including the minutes of all meetings of corporate members of the Board of Directors.

4. The treasurer shall receive, be the custodian of, and disburse all monies of the corporation and shall be the executive officer after the secretary.

ARTICLE VI

COMMITTEES

1. As soon as practicable after taking office, the president shall appoint from the corporate members committees composed of such members and having such administrative duties as the Board of Directors shall from time to time authorize.

ARTICLE VII

RULES AND REGULATIONS

1. The Board of Directors shall have the authority to enact rules and regulations to govern the operation of the club which are consistent with the Articles of Incorporation, by-laws and the pertinent laws of the state which are applicable to this club. The Board of Directors may delegate this authority to any committee of the club and such committee action shall be subject to the approval of the Board of Directors.

ARTICLE VIII

AMENDMENT

These by-laws may be amended, repealed or altered in whole or in part by a majority vote of the Board of Directors at any special or regular meeting.

Bylaws adopted this 15th day of January, 2008.

s/ Melissa Jackson
Melissa Jackson, Secretary